                                                SCHEDULE 13G

 CUSIP NO.

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      TODD B. BARNUM
      SSN: ###-##-####
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]
                                                                                                   ----
                                                                                              (b) [   ]
                                                                                                   ----
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*




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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                                       [   ]
                                                                                                   ----


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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
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            NUMBER OF               7   SOLE VOTING POWER

             SHARES                     447,918
                               ------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY
                               ------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING
                                        447,918
             PERSON            ------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
              WITH

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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        447,918
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* Includes 402 shares owned by Mr. Barnum's spouse and 21,450 shares owned by Mr.     [ x ]
     Barnum's children, as to which Mr. Barnum disclaims beneficial ownership.                     ----
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.60%
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  14  TYPE OF REPORTING PERSON*

        IN
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

Item 1.

         (a)      Name of Issuer:  Max & Erma's Restaurants, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                           4849 Evanswood Drive, Columbus, Ohio 43229

Item 2.

         (a)      Name of Person Filing:  Todd B. Barnum

         (b)      Address of Principal Business Office, or, if none, Residence:

                           4849 Evanswood Drive, Columbus, Ohio 43229

         (c)      Citizenship:  Mr. Barnum is a United States Citizen

         (d)      Title of Class of Securities:  common stock, $.10 par value

         (e)      CUSIP Number:  577903 10 7

Item 3.

         Not Applicable

Item 4.

         (a) Amount Beneficially Owned: 447,918 shares (Includes 97,625 shares which Mr. Barnum has a right to purchase under presently exercisable options. Also includes 402 shares owned by Mr. Barnum's spouse and 21,450 shares owned by Mr. Barnum's children, as to which Mr. Barnum disclaims beneficial ownership.)

         (b)      Percent of Class: 10.60%

         (c)      Number of shares as to which such persons have:

                  (i)      sole power to vote or to direct the vote:  447,918

                  (ii)     shares power to vote or to direct the vote:  0 shares

                  (iii) sole power to dispose or to direct the disposition of: 447,918

                  (iv) shares power to dispose or to direct the disposition of: 0 shares

Item 5.           Ownership of Five Percent of Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent Behalf of Another Person.

                  Not Applicable.

Item 7. Indemnification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.

Item 8.           Indemnification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  Not Applicable.

                                  SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 31, 1996                      /s/Todd B. Barnum
                                              _________________
                                              Todd B. Barnum